File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

September 20, 2006



06017155

A. NEGOTIATION STATUS OF SHARE REFORM PROPOSAL
   REVISIONS TO SHARE REFORM PROPOSAL
   RESUMPTION OF TRADING IN A SHARES.


TSINGTAO
青島啤酒

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

NEGOTIATION STATUS OF SHARE REFORM PROPOSAL
REVISIONS TO SHARE REFORM PROPOSAL
RESUMPTION OF TRADING IN A SHARES

Reference is made to the announcements of the Company dated 30 August 2006 and 8 September 2006. Pursuant to the result of negotiation with the holders of Circulating A Shares, the holders of non-circulating shares revised certain aspects of the Share Reform Proposal. The holders of non-circulating A shares shall offer 1.79 A shares and RMB2.4 in cash to the holders of Circulating A Shares for every 10 Circulating A Shares held. To implement the Revised Share Reform Proposal, a total of 35,755,495 A shares shall be paid by the holders of non-circulating shares, with an aggregate cash amount of RMB48,000,000. Trading in the A Shares of the Company will be resumed on 21 September 2006.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcements of Tsingtao Brewery Company Limited (the "Company") dated 30 August 2006 and 8 September 2006. Pursuant to the result of negotiation with the holders of the circulating A shares ("Circulating A Shares"), the holders of non-circulating shares revised certain aspects of the share reform proposal (the "Share Reform Proposal") of the Company ("Revised Share Reform Proposal"). Investors are advised to read carefully the "Explanatory Note of Tsingtao Brewery Company Limited's Share Reform Proposal (Revised)" and the "Summary of the Explanatory Note of Tsingtao Brewery Company Limited's Share Reform Proposal (Revised)" published on the website of the Shanghai Stock Exchange (http://www.sse.com.cn) on 20 September 2006 by the board of directors (the "Board") of the Company.

I. REVISION STATUS OF SHARE REFORM PROPOSAL

The Board was commissioned by all holders of non-circulating shares to handle the issues related to the share reform of the Company. After the announcement of the Share Reform Proposal on 11 September 2006, the Company has facilitated communication and interaction with the holders of Circulating A Shares to gather advice by various means through visiting investors, hotlines, investment forums with internet investors, facsimile and email etc. After extensive communication, the holders of non-circulating shares propose to revise certain aspects of the Share Reform Proposal as follows:

1. Revisions to amount of consideration payment

Original proposal:

"All holders of the Company's non-circulating shares shall offer 30,000,000 shares to all holders of Circulating A Shares. On the basis of 200,000,000 Circulating A Shares as at the date of publishing the Explanatory Note of the Company's Share Reform Proposal, the holders of Circulating A Shares shall receive from the holders of non-circulating shares 1.5 A shares for every 10 Circulating A Shares held."

Hereby revised as:

"In order to list the shares held by the holders of the non-circulating shares of the Company, all holders of

the Company's non-circulating shares shall offer consideration payment to the holders of Circulating A Shares whose names appear on the register upon the close of trading on the shareholding record date of the implementation of the Revised Share Reform Proposal. The holders of Circulating A Shares will receive from all holders of non-circulating shares 1.79 A shares and RMB2.4 in cash for every 10 Circulating A Shares held. The overall consideration level (calculated as the ratio of conversion of shares) is equal to 2 shares offered for every 10 shares. The non-circulating shares held by all holders of the Company's non-circulating shares will be listed on the first trading day after the implementation of this share reform. To implement the Revised Share Reform Proposal, a total of 35,755,495 A shares shall be paid by the holders of non-circulating shares, with an aggregate cash amount of RMB48,000,000."

Revised implementation of consideration payment

	Name of Shareholder subject to consideration payment	Before consideration payment		Number subject to consideration payment	After consideration payment	
		Number of shares (shares)	Approximate percentage of total share capital (%)	Number subject to consideration payment	Number of shares (shares)	Approximate percentage of total share capital (%)
1	State-owned Asset Supervision and Administration Commission of the People's Government of Qingdao ("SASACQ")	399,820,000	30.56	RMB45,980,000	399,820,000	30.56
2	Qingdao Conson Industrial Corp.	26,164,384	2.00	26,164,384 shares	0	0
3	China Construction Bank Corporation, Qingdao Branch	19,080,000	1.46	1,505,495 shares plus RMB2,020,000	17,574,505	1.35
4	Qingdao Huaqing Financial Service Co., Ltd. ("Huaqing")	5,000,000	0.38	5,000,000 shares	0	0
5	Shandong International Trust & Investment Co., Ltd.	3,085,616	0.24	3,085,616 shares	0	0
	Total	453,150,000	34.64		417,394,505	31.91

Note: If the judicial lock-up of 5,000,000 shares held by Huaqing cannot be removed for payment of consideration after the implementation of Revised Share Reform Proposal, the difference shall be made up by the shares registered under the name of SASACQ.

Changes in shareholding structure:

Before the implementation of the Share Reform Proposal			After the implementation of the Share Reform Proposal		
Type of shares	Number of shares (shares)	Approximate percentage of total share capital (%)	Type of shares	Number of shares (shares)	Approximate percentage of total share capital (%)
1. Non-circulating shares			1. Circulating A Shares with lock-up		
State-owned shares	399,820,000	30.56	State-owned shares	399,820,000	30.56
Social legal person shares	53,330,000	4.08	Social legal person shares	17,574,505	1.35
Aggregate of non-circulating shares	453,150,000	34.64	Aggregate of circulating shares with lock-up	417,394,505	31.91
2. Listed circulating shares			2. Circulating shares without lock-up		
Circulating A Shares	200,000,000	15.29	Circulating A Shares	235,755,495	18.02
H shares	655,069,178	50.07	H shares	655,069,178	50.07
Aggregate of listed circulating shares	855,069,178	65.36	Aggregate of circulating shares without lock-up	890,824,673	68.09
3. Total number of shares	1,308,219,178	100	3. Total number of shares	1,308,219,178	100

2. Revisions to undertakings by holders of non-circulating shares

Original proposal:

"All holders of the Company's non-circulating shares shall comply with the relevant laws, rules and regulations and perform the statutory obligations. In addition, the holders of the Company's

non-circulating shares also provided specific undertakings: the non-circulating shares held will not be listed for trading or transferred in the A shares market within sixty months from the listing date of such non-circulating shares. However, the transfer of original non-circulating shares resulting from the implementation of management's shareholding by the Company and the transfer resulting from the repayment of consideration paid on others behalf by SASACQ are not applicable to the aforementioned undertaking."

Hereby revised as:

"1. All holders of the Company's non-circulating shares shall comply with the relevant laws, rules and regulations and perform the statutory obligations. In addition, the holders of the Company's non-circulating shares also provided specific undertakings: the non-circulating shares held will not be listed for trading or transferred in the A shares market within sixty months from the listing date of such non-circulating shares. However, the transfer of original non-circulating shares resulting from implementation of management's shareholding by the Company and the transfer resulting from the repayment of consideration paid on others behalf by SASACQ are not applicable to the aforementioned undertaking.

2. SASACQ undertakes to propose the following profit appropriation resolution at the annual general meeting of the Company within the next three years after the implementation of the Revised Share Reform Proposal, and warrants to vote for such resolution on poll at the general meeting; the profit appropriation ratio shall be no less than 70% of the distributable profit of the Company realised for the year.

3. Upon the completion of this share reform, SASACQ shall advise the Board to develop long term incentive schemes which include shareholding incentives. The long term incentive schemes shall be implemented in accordance with the relevant requirements of the State or implemented after approval at the Company's general meeting by the Board."

II. SUPPLEMENTARY OPINIONS FROM THE SPONSOR

Regarding the revisions to the Share Reform Proposal, Guotai Junan Securities Co. Ltd., the sponsor of this share reform, has issued the "Guotai Junan Securities Co. Ltd.'s Supplementary Sponsor Opinions in respect of Tsingtao Brewery Company Limited's Share Reform Proposal", in which the supplementary sponsor opinions are as follows:

"The revisions to the Company's Share Reform Proposal follow the mentality of protecting the interests of the holders of Circulating A Shares, reflecting that the holders of non-circulating shares respect and safeguard the rights of the holders of Circulating A Shares. The revisions to this share reform did not alter the previous sponsor opinions given by the sponsor."

III. SUPPLEMENTARY OPINIONS FROM THE LEGAL ADVISER

After the revisions to the Share Reform Proposal, Haiwen & Partners issued the "Supplementary Legal Opinions in respect of Tsingtao Brewery Company Limited's Share Reform Proposal", in which the supplementary legal opinions are as follows:

"The Revised Share Reform Proposal is the result of arm's length negotiation and communication between the holders of non-circulating shares, the transferees of non-circulating shares and the holders of Circulating A Shares. Such proposal has been consented by all holders of non-circulating shares and transferees of non-circulating shares. The Revised Share Reform Proposal complies with the requirements promulgated by the government authorities (such as China Securities Regulatory Commission) without violating the mandatory requirements under the PRC laws."

IV. INDEPENDENT OPINIONS PROVIDED BY INDEPENDENT DIRECTORS IN RESPECT OF REVISIONS TO SHARE REFORM PROPOSAL

Regarding to the revisions to the Share Reform Proposal, the Independent Directors of the Company has issued "Letter of Independent Directors' Opinions in respect of the revisions to Tsingtao Brewery Company Limited's Share Reform Proposal", in which the opinions are as follows:

1. After the announcement of the Explanatory Note of the Company's Share Reform Proposal on 11 September 2006, the Company has facilitated extensive and active communication and interaction

between the holders of non-circulating shares and the holders of Circulating A Shares by various means through visiting investors, hotlines, virtual roadshows etc. On the basis of respecting the opinions of the holders of Circulating A Shares and upon in-depth study, certain aspects of the Explanatory Note of the Company's Share Reform Proposal has been revised. The procedures of such revisions are in compliance with the relevant requirements of the laws and regulations.

2. The Revised Share Reform Proposal has raised the consideration level of the holders of non-circulating shares implemented against the holders of Circulating A Shares and strengthened the relevant supplementary undertakings, and hence it would be beneficial to the protection of the interests of the Company's holders of Circulating A Shares in this share reform.

Therefore, we believe that the Revised Share Reform Proposal is beneficial to the protection of the interests of the Company's holders of Circulating A Shares and the future development of the Company and market stability, we therefore agree unanimously to revise the Share Reform Proposal.

V. RESUMPTION OF TRADING IN A SHARES

Trading in the A Shares of the Company will be resumed on 21 September 2006.

VI. GENERAL

Details of the Revised Share Reform Proposal and other relevant documents required under the listing rules of the Shanghai Stock Exchange are available on the website of the Shanghai Stock Exchange at http://www.sse.com.cn.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
LI GUIRONG
Chairman

Qingdao, the PRC, 20 September 2006

Directors of the Company as of the date hereof:

Executive Directors:	*Mr. LI Guirong (Chairman), Mr. JIN Zhiguo (Vice Chairman), Mr. SUN Mingbo, Mr. LIU Yingdi and Mr. SUN Yuguo;*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM;*
Independent Directors:	*Mr. CHU Zhengang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*